UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 30, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___      Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                  No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 30 July 2012 entitled ‘CABLE & WIRELESS WORLDWIDE APPOINTMENTS - JAN GELDMACHER APPOINTED CHIEF EXECUTIVE OF VODAFONE GLOBAL ENTERPRISE’

30 July 2012

CABLE & WIRELESS WORLDWIDE APPOINTMENTS

JAN GELDMACHER APPOINTED CHIEF EXECUTIVE OF VODAFONE GLOBAL ENTERPRISE

Vodafone Group ("Vodafone") today announced five appointments to lead the integration of Cable & Wireless Worldwide ("CWW") following the completion of the acquisition of CWW by Vodafone and the de-listing of CWW from the London Stock Exchange*.

The Chief Executive of Vodafone Global Enterprise, Nick Jeffery, has been appointed as Chief Executive of CWW, with immediate effect. He will join the leadership teams of both Vodafone UK and Vodafone Group’s Northern & Central Europe region. Nick Jeffery was appointed Chief Executive of Vodafone Global Enterprise in 2006, establishing a business unit which now serves the needs of Vodafone’s top 1,500 corporate customers. Revenues at Vodafone Global Enterprise grew by 10.7% in the 2011-12 financial year to reach £1.3bn. Nick Jeffery began his career with Cable & Wireless plc (Mercury Communications) in 1991 and led the company’s UK and international markets business units before joining Vodafone in 2004.

He will be succeeded as Chief Executive of Vodafone Global Enterprise by the Enterprise Business Unit Director of Vodafone Germany, Jan Geldmacher. The appointment is also with immediate effect. Jan Geldmacher is a former Chief Executive of BT Germany who joined Vodafone Germany in 2008. Under his leadership, enterprise has grown to account for one-third of revenues in Vodafone Group’s largest local market, with multinational client contracts won in co-operation with Vodafone Global Enterprise, including BMW, Siemens, Allianz and the Volkswagen Group.

The integration of CWW’s commercial and back-office operations will be overseen by Nick Jeffery and Vodafone UK Chief Executive Guy Laurence. The integration of CWW’s network and technology assets will be overseen by Vodafone Group Chief Technology Officer Steve Pusey. The current Chief Executive of CWW, Gavin Darby, will work with Nick Jeffery to ensure a smooth transition before leaving the business at the end of October, as will CWW Chief Financial Officer Ian Gibson, acting Chief Technology Officer Dave Broady and acting HR Director Jane Little.

Vodafone also announced the appointment of the Chief Financial Officer of Vodafone Turkey, Diego Galli, as Finance Director for CWW, together with the appointment of Vodafone Group Network Services Unit Director John Thompson as Technology Director. Vodafone Netherlands HR Director Francesco Bianco has been appointed CWW HR Director, and Mark Allison - who currently leads the Vodafone Global Enterprise Commercial team - has been appointed Integration Director. All appointments are effective immediately.

Vodafone Group Chief Executive Vittorio Colao said: "Nick is an excellent leader with a deep understanding of enterprise customers’ needs, a track record in value creation and familiarity with CWW’s business. Similarly, with his strong background in multinational client leadership, Jan will be well-placed to succeed Nick as CEO of Vodafone Global Enterprise. I would also like to welcome Diego, John, Francesco and Mark to their new roles as we begin to integrate CWW into Vodafone, and express my thanks and best wishes for the future to Gavin, Ian, Dave and Jane."

- ends -

Notes for Editors

* The relevant documents will be accessible in due course from www.vodafone.com/investor

For further information:

Vodafone Group

Investor Relations	Group Media
+44 (0) 7919 990 230	+44 (0) 1635 664 444
www.vodafone.com/investor	www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 406 million customers in its controlled and jointly controlled markets as at 30 June 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 30, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary